Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2014 First Quarter Results

TORONTO, CANADA (June 5, 2013) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) today announced its first quarter results for the period ending April 30, 2013.

Robert Gannicott, Chairman and Chief Executive Officer stated: “Diavik is performing well and we are pleased with what we see at Ekati. We have strengthened the senior management team in a focused effort to deliver value through both extended mine life and enhanced operating efficiencies.”

First Quarter Highlights:

During the quarter, the Company completed the acquisition of the Ekati Diamond Mine and the sale of the Harry Winston Luxury Brand Segment to Swatch Group.

  The acquisition of the Ekati Diamond Mine was completed on April 10, 2013 for a total cash purchase price of approximately $553.1 million. On the date of closing Ekati had cash on hand of approximately $65 million and diamond inventory with an approximate market value of $135 million.

  The sale of the Harry Winston Luxury Brand Segment was completed on March 26, 2013 for aggregate cash consideration of approximately $746 million, plus the assumption of existing indebtedness by the Swatch Group.

First Quarter Consolidated Operating Highlights

  The Company recorded a consolidated net profit attributable to shareholders of $500.2 million or $5.89 per share for the quarter, compared to a net profit attributable to shareholders of $11.6 million or $0.14 per share in the first quarter of the prior year. Included in this amount is a $497.6 million gain on the sale of the Luxury Brand Segment.

  Net profit from continuing operations attributable to shareholders (which now represents the Diavik, Ekati and Corporate segments) was $2.8 million or $0.03 per share compared to $6.0 million or $0.07 per share in the comparable quarter of the prior year.

  Consolidated rough diamond sales from continuing operations for the first quarter totaled $108.8 million, consisting of Diavik rough diamond sales of $88.9 million and Ekati rough diamond sales of $19.9 million (Ekati rough diamond sales are only from April 10, 2013, the date the Ekati Diamond Mine Acquisition was completed, to April 30, 2013). Gross margin increased 44% to $27.3 million from $18.9 million in the comparable quarter of the prior year.

  As at April 30, 2013, the Company had unrestricted cash and cash equivalents of $231.2 million and restricted cash of $125.7 million. The restricted cash is being used to support letters of credit to the Government of Canada in the aggregate amount of $126 million in support of the reclamation obligations for the Ekati Diamond Mine.

  In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities.

Diavik Diamond Mine

  Production for the first calendar quarter at the Diavik Diamond Mine was 1.9 million carats on a 100% basis. Rough diamond production was 21% higher than the prior calendar quarter primarily due to improved grades in each of the kimberlite pipes.

  During the first quarter, the Company sold approximately 0.78 million carats from the Diavik Diamond Mine for a total of $88.9 million for an average price per carat of $114 compared to 1.0 million carats for a total of $89.0 million for an average price per carat of $88 in the comparable quarter of the prior year. The 23% decrease in volume and 29% increase in price of carats sold versus the prior quarter resulted primarily from the sale during the first quarter of the prior year of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011 due to an oversupply in the market at that time.

  Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $125 per carat based on the prices achieved in the May 2013 sale.

Ekati Diamond Mine

  During the period from April 10 to April 30, 2013, the Company sold approximately 0.01 million carats from the Ekati Diamond Mine for a total of $19.9 million for an average price per carat of $1,620. The above-average achieved price per carat resulted from the timing of Ekati sales. Sales in April consisted only of Ekati’s high value, high quality diamonds.

  The Company’s cost of sales for the Ekati Diamond Mine for the period from April 10 to April 30, 2013, was $19.6 million, resulting in a gross margin of 1.4% reflecting the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. The Company estimates cost of sales would have been approximately $13 million excluding this market value adjustment.

  Had the Company sold only the last production shipped in the first quarter, the estimated achieved price would have been approximately $350 per carat based on the prices achieved in the May 2013 sale.

  A new mine plan and budget for the Ekati Diamond Mine for the next operating period is currently under review.

Corporate Segment

  Corporate Segment Selling, general & administrative expenses for the first quarter included $11.3 million of transaction costs related to the Ekati Diamond Mine Acquisition.

Developments subsequent to the end of the reporting period

  On May 27, 2013 the Company announced the appointment of Mr. Chantal Lavoie to the position of President and Chief Operating Officer of Dominion Diamond Ekati Corporation. Mr. Lavoie has 25 years of experience in open pit and underground mining. Amongst his previous roles, he was Chief Operating Officer for De Beers' Canadian mining operations which included the Victor Mine in Ontario and the Snap Lake Mine and the Gahcho Kue project in the Northwest Territories. As of July 1st , Mr. Lavoie will be responsible for the Company's mining operations and will be based in Yellowknife, Northwest Territories.

  The Company maintains a senior secured revolving credit facility with Standard Chartered Bank. On May 31, 2013, the Company repaid the $50.0 million outstanding.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, June 6th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at www.ddcorp.ca or by dialing 866-271-5140 within North America or 617-213-8893 from international locations and entering passcode 21655189.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, June 20th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 85917665.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York stock exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources. It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca
Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca